Exhibit 99.1

Baidu Announces Third Quarter 2019 Results

BEIJING, China, November 6, 2019 – Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), the leading Chinese-language Internet search provider, today announced its unaudited financial results for the third quarter ended September 30, 20191.

“Baidu App traffic continues to grow robustly with DAUs reaching 189 million, up 25% year over year, in September and Baidu’s in-app search continues to gain market share. Our focus to combine search and feed and expand Baidu App’s content and services offerings is improving user experience and drawing publishers and service providers to place more content and services on Baidu’s hosted platform, which in turn draws more users. This positive reinforcing cycle has been a contributing factor to Baidu Core’s operating margin rising 1,400 basis points from the prior quarter,” said Robin Li, Chairman and CEO of Baidu. “On Baidu’s new AI businesses, DuerOS voice assistant continues to experience strong momentum with monthly voice queries surpassing 4.2 billion in September, up over 4.5 fold year over year. On Apollo, we are excited about our progress in early-stage commercialization of smart transportation with the release of Apollo-powered robotaxi pilot program to the public in Changsha, Hunan in September.”

“Baidu delivered a solid third quarter with total revenues reaching RMB 28.1 billion, up 7% sequentially on top of the 9% sequential growth from the prior quarter, in spite of the softening macro environment, industry-specific policy changes and self-directed healthcare initiative,” said Herman Yu, CFO of Baidu. “Our disciplined approach to spending, focusing on investment returns across the board, sheds light on the strong and improving margin contribution from in-app search and feed.”

Financial Highlights

	Baidu Inc.
	For the three-month ended
(in millions, except for per ADS information, unaudited)	September 30, 2018	June 30, 2019	September 30, 2019	YOY	YOY[2]	QOQ	September 30, 2019
	RMB	RMB	RMB				US$
Total revenues	28,203	26,326	28,080	(0%)	3%	7%	3,929

Operating income	4,428	233	2,355	(47%)		911%	329
Operating margin	16%	1%	8%
Non-GAAP operating income	5,744	1,955	3,691	(36%)		89%	516
Non-GAAP operating margin	20%	7%	13%

Net income (loss) attributable to Baidu	12,396	2,412	(6,373)	—		—	(892)
Net margin	44%	9%	(23%)

Non-GAAP net income attributable to Baidu	6,751	3,635	4,387	(35%)		21%	614
Non-GAAP net margin	24%	14%	16%

Diluted earnings (loss) per ADS	35.26	6.57	(18.37)	—		—	(2.57)
Non-GAAP diluted earnings per ADS	19.20	10.11	12.61	(34%)		25%	1.76

[1]

Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 7.1477 to US$1.00, the exchange rate in effect as of September 30, 2019 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]	Excluding revenue from divested businesses, which was approximately RMB1.0 billion for the three months ended September 30, 2018.

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Net loss attributable to Baidu for Q3 2019 was RMB 6.4 billion, which included a non-cash impairment loss of RMB 8.9 billion on equity investments that have experienced an other-than-temporary decline in valuation (see further discussion under Total other loss section). Non-GAAP net income attributable to Baidu, excluding share-based compensation, fair value changes of equity investments and other adjustments, for Q3 2019 was RMB 4.4 billion.

	Baidu Core
	For the three-month ended
(in millions, except for per ADS information, unaudited)	September 30, 2018	June 30, 2019	September 30, 2019	YOY	YOY[2]	QOQ	September 30, 2019
	RMB	RMB	RMB				US$
Total revenues	21,606	19,540	21,010	(3%)	2%	8%	2,939

Operating income	7,015	2,109	5,191	(26%)		146%	726
Operating margin	32%	11%	25%
Non-GAAP operating income	8,078	3,485	6,224	(23%)		79%	871
Non-GAAP operating margin	37%	18%	30%

Net income (loss) attributable to Baidu	14,309	3,731	(4,287)	—		—	(600)
Net margin	66%	19%	(20%)

Non-GAAP net income attributable to Baidu	8,400	4,740	6,310	(25%)		33%	883
Non-GAAP net margin	39%	24%	30%

Other Highlights

Corporate

•

Baidu reported its ESG progress for Q3 2019, noting: 1) Baidu AI has helped reunite approximately 7,900 missing persons with their families; 2) over 300 charitable organizations in China have joined Baidu’s Charity Platform, and 3) Baidu will push charitable information and services to individuals in need by leveraging its machine learning capabilities and user insights.

•

Baidu has returned $397 million to its shareholders under the 2019 Share Repurchase Program and $778 million under the 2018 Share Repurchase Program, which expired in June 2019, for a total return to shareholders of approximately $1.2 billion as of October 31, 2019.

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Mobile Ecosystem

•	Baidu App’s average daily active users (“DAUs”) reached 189 million, up 25% year over year, in September 2019.

•

Baijiahao (“BJH accounts”), Baidu’s newsfeed network, grew to 2.4 million publisher accounts, up 57% year over year in September 2019. BJH accounts allow publishers to share content to Baidu’s newsfeed and search.

•	Baidu Smart Mini Program’s monthly active users (“MAUs”) reached 290 million, up 157% year over year.

DuerOS

•	Monthly voice queries on DuerOS, a leading voice assistant for the Chinese language, surpassed 4.2 billion, up over 4.5 fold year over year, in September 2019.

•

Xiaodu smart speakers powered by DuerOS ranked first in China’s smart speaker shipments in Q2 2019, according to leading technology market analytics firms, Canalys, IDC and Strategy Analytics. Xiaodu Smart Display ranked first globally in smart display shipments for the same period, according to IDC.

•

DuerOS skills store now offers over 3,200 skills in wide ranging genres, including ABC Reading (education), Kuaishou (live streaming), Mango TV (online video), Douyu (game broadcasting) and Tile Matching Puzzle (casual game). DuerOS developer community has expanded to over 36,000 members.

•	Upgraded DuerOS on Xiaodu smart speakers enables hand gesture control and full-duplex continued conversation (multi-round conversation without wake words) through eye gesture detection.

Apollo

•

In September 2019, China’s first robotaxi pilot program was made available to the public in Changsha, Hunan, with an initial fleet of 45 autonomous driving vehicles powered by Apollo. The city of Changsha installed Baidu’s V2X solutions to help Apollo-powered vehicles map out traffic conditions in their parameters, overcoming blind spots and increasing traffic efficiency and safety.

•

Baidu recently received 15 autonomous driving licenses in Wuhan, Hubei, and 30 licenses in Cangzhou, Hebei, increasing Baidu’s total autonomous driving licenses to 150, which accounts for more than half of the total autonomous driving licenses granted in China.

Cloud, AI Platform & Others

•

Baidu Cloud’s ABC Summit was held in August 2019, introducing new AI enterprise solutions to optimize visual, speech processing and other AI capabilities and enable more efficient cloud services and easier maintenance. At the ABC Summit, Baidu Cloud AI enterprise solutions were showcased to speed up assembly line inspection of high tech components, automate the processing and tagging of videos into video clips, and improve customer service with “digital” employee in the mobile app of a local commercial bank.

•

Baidu’s AI Open Platform is seeing strong adoption with over 1.5 million developer base in September, more than doubling from last year. Through Baidu’s AI Open Platform on Baidu Cloud, developers can utilize Baidu’s comprehensive AI capabilities, including speech recognition, natural language processing and computer vision, as well as gain access to Baidu’s open-sourced deep learning platform PaddlePaddle.

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•

In September 2019, Baidu Maps enhanced its voice feature, allowing users to customize Baidu Maps’ voice with their own voice by recording 20 sentences. Over 280 million Baidu users have used Baidu Maps’ voice feature as of September 2019, doubling from the previous year.

iQIYI

•	iQIYI subscribers reached 105.8 million, up 31% year over year, in September 2019, further strengthening iQIYI’s foundation to produce entertainment-based blockbuster originals.

Third Quarter 2019 Results

Total revenues reached RMB 28.1 billion ($3.93 billion), flat from last year and up 3% year over year, excluding the impact of announced divestures2, and increasing 7% quarter over quarter. Online marketing revenues were RMB20.4 billion ($2.86 billion), decreasing 9% year over year and increasing 6% quarter over quarter. Other revenues were RMB 7.6 billion ($1.07 billion), increasing 34% year over year, driven mainly by the strong growth in iQIYI membership, cloud services and smart devices.

Revenue from Baidu Core reached RMB 21.0 billion ($2.94 billion), decreasing 3% year over year, or increasing 2% year over year, excluding the impact of announced divestures2, and increasing 8% quarter over quarter. Revenue from iQIYI reached RMB 7.4 billion ($1.04 billion), up 7% year over year. iQIYI membership revenue grew 30% year over year, offset by online advertising revenue declining 14% year over year.

Content costs were RMB 7.0 billion ($985 million), increasing 4% year over year. iQIYI’s content costs increased 3% year over year, which rose slower than iQIYI’s revenue growth.

Traffic acquisition costs were RMB 3.2 billion ($453 million), increasing 5% year over year, as a result of increasing TAC prices and expansion into connected offline screens and other areas.

Bandwidth costs were RMB 2.0 billion ($284 million), increasing 20% year over year, mainly due to increasing demand from newsfeed, video and cloud services.

Other cost of revenues, which includes depreciation, cost of goods sold, sales taxes and surcharges, share-based compensation and other costs, was RMB 4.1 billion ($570 million), increasing 51% year over year, mainly due to higher cost of goods sold and depreciation expense.

Selling, general and administrative expenses were RMB 4.7 billion ($652 million), decreasing 17% year over year, primarily due to decreased investment in channel and promotional marketing.

Research and development expenses were RMB 4.7 billion ($656 million), increasing 20% year over year, primarily due to an increase in personnel related expenses.

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Operating income was RMB 2.4 billion ($329 million) and operating margin was 8%. Baidu Core operating income was RMB 5.2 billion ($726 million), and Baidu Core operating margin was 25%.

Non-GAAP operating income was RMB 3.7 billion ($516 million), and non-GAAP operating margin was 13%. Non-GAAP Baidu Core operating income was RMB 6.2 billion ($871 million), and non-GAAP Baidu Core operating margin was 30%.

Total other loss was RMB 9.5 billion ($1.33 billion), mainly due to loss from equity investments that have experienced an other-than-temporary decline in valuation, compared to total other income of RMB 9.0 billion for Q3 2018, which was mainly due to disposal gains from Du Xiaoman and Global DU businesses. In Q4 2015, following a transaction where the Company exchanged shares of its majority-owned subsidiary Qunar for a minority investment in Trip.com, the Company deconsolidated Qunar, recorded its investment in Trip.com at the closing-date market value and recognized a non-cash accounting gain of RMB 24.4 billion. Since then, the market value of Trip.com shares has declined, and the continued low market price has caused the Company to recognize a non-cash impairment loss of RMB 8.9 billion in Q3 2019. In October 2019, the Company sold down the holding in Trip.com, which decreased from approximately 19% of their outstanding shares to 12% of the Trip.com’s outstanding shares.

Income tax expense was RMB 934 million ($131 million), which included a tax withholding for potential dividend distribution to offshore entities, compared to RMB 2.1 billion in Q3 2018.

Net loss attributable to Baidu was RMB 6.4 billion ($ 892 million), and diluted losses per ADS was RMB 18 ($2.57). Net loss attributable to Baidu Core was RMB 4.3 billion ($600 million). Non-GAAP net income attributable to Baidu was RMB 4.4 billion ($614 million), and non-GAAP net margin was 16%. Non-GAAP diluted earnings per ADS amounted to RMB 13 ($1.76). Non-GAAP net income attributable to Baidu Core was RMB 6.3 billion ($883 million), and non-GAAP net margin for Baidu Core was 30%.

Adjusted EBITDA was RMB 5.1 billion ($716 million) and adjusted EBITDA margin was 18%. Adjusted EBITDA to Baidu Core was RMB 7.5 billion ($1.05 billion) and adjusted EBITDA margin for Baidu Core was 36%.

As of September 30, 2019, cash, cash equivalents, restricted cash and short-term investments were RMB 137.4 billion ($19.22 billion), and cash, cash equivalents, restricted cash and short-term investments excluding iQIYI were RMB 123.5 billion ($17.27 billion). Free cash flow was RMB 7.6 billion ($1.06 billion). Free cash flow excluding iQIYI was RMB 7.5 billion ($1.05 billion).

Financial Guidance

For the fourth quarter of 2019, Baidu expects revenues to be between RMB 27.1 billion ($3.78 billion) and RMB 28.7 billion ($4.02 billion), representing -1% to 6% increase year over year, which assumes that Baidu Core revenue will grow between 0% to 6% year over year. This forecast reflects Baidu’s current and preliminary view, which is subject to substantial uncertainty.

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Conference Call Information

Baidu’s management will hold an earnings conference call at 8:15 PM on November 6, 2019, U.S. Eastern Time (9:15 AM on November 7, 2019, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International:	+65 67135090
China	4006208038
US:	+1 8456750437
UK:	+44 2036214779
Hong Kong:	+852 30186771

Passcode for all regions:	6438309

A replay of the conference call may be accessed by phone at the following number until November 14, 2019:

International:	+61 2 8199 0299

Passcode:	6438309

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. Baidu aims to make the complicated world simpler through technology. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the fourth quarter of 2019, quotations from management in this announcement, as well as Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss) attributable to Baidu, non-GAAP net margin, non-GAAP diluted earnings per ADS, adjusted EBITDA, adjusted EBITDA margin and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding not only non-cash charges, but also other items that are infrequent or unusual in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

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Non-GAAP operating income represents operating income excluding share-based compensation expenses and amortization of intangible assets resulting from business combinations.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, amortization of intangible assets resulting from business combinations, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, adjusted for related income tax effects. Baidu’s share of equity method investments for these non-GAAP reconciling items, amortization of intangible assets not on the investees’ books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated by dividing non-GAAP net income attributable to Baidu, which is adjusted for accretion for the redeemable noncontrolling interests, by the weighted average number of ordinary shares expressed in ADS. Adjusted EBITDA represents operating income excluding depreciation, amortization of intangible assets resulting from business combinations, and share-based compensation expenses. Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

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Baidu, Inc.

Condensed Consolidated Statements of Income (Loss)

(In millions except for share, per share (or ADS) information, unaudited)

	Three Months Ended
	September 30,	June 30,	September 30,	September 30,
	2018	2019	2019	2019
	RMB	RMB	RMB	USD(2)
Revenues:
Online marketing services	22,481	19,237	20,434	2,859
Others	5,722	7,089	7,646	1,070

Total revenues	28,203	26,326	28,080	3,929

Operating costs and expenses:
Content costs	6,736	5,817	7,037	985
Traffic acquisition costs	3,090	3,424	3,238	453
Bandwidth costs	1,695	2,048	2,029	284
Others	2,697	4,827	4,074	570

Cost of revenues(1)	14,218	16,116	16,378	2,292
Selling, general and administrative(1)	5,641	5,243	4,657	652
Research and development(1)	3,916	4,734	4,690	656

Total operating costs and expenses	23,775	26,093	25,725	3,600

Operating income	4,428	233	2,355	329

Other income (loss):
Interest income	1,258	1,205	1,687	236
Interest expense	(479)	(805)	(788)	(110)
Foreign exchange income (loss), net	(54)	216	29	4
Income (loss) from equity method investment	419	429	(729)	(102)
Other income (loss), net	7,877	193	(9,683)	(1,355)

Total other income (loss), net	9,021	1,238	(9,484)	(1,327)

Income (loss) before income taxes	13,449	1,471	(7,129)	(998)
Income tax expense	2,053	416	934	131

Net income (loss)	11,396	1,055	(8,063)	(1,129)

Less: net income (loss) attributable to noncontrolling interests	(1,000)	(1,357)	(1,690)	(237)

Net income (loss) attributable to Baidu	12,396	2,412	(6,373)	(892)

Earnings (loss) per ADS (1 Class A ordinary share equals 10 ADSs):
-Basic	35.53	6.84	(18.37)	(2.57)
-Diluted	35.26	6.57	(18.37)	(2.57)
Earnings (loss) per share for Class A and Class B ordinary shares:
-Basic	355.27	68.38	(183.74)	(25.71)
-Diluted	352.57	65.69	(183.74)	(25.71)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	34,891,733	34,996,791	34,793,154	34,793,154
Diluted	35,158,747	35,044,719	34,793,154	34,793,154

(1) Includes share-based compensation expenses as follows:
Cost of revenues	58	99	70	10
Selling, general and administrative	545	503	336	47
Research and development	636	1,022	810	114

Total share-based compensation expenses	1,239	1,624	1,216	171

(2)

All translations from RMB to U.S. dollars are made at a rate of RMB7.1477 to US$1.00, the exchange rate in effect as of September 30, 2019 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In millions except for share information, unaudited)

	December 31,	September 30,	September 30,
	2018	2019	2019
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	27,638	14,564	2,038
Restricted cash	2,189	2,611	365
Short-term investments	111,626	120,233	16,821
Accounts receivable, net	6,015	6,598	923
Amounts due from related parties	785	1,202	168
Other assets, current	6,841	9,603	1,344

Total current assets	155,094	154,811	21,659

Non-current assets:
Fixed assets, net	17,903	19,021	2,661
Intangible assets, net	9,181	8,950	1,252
Goodwill	18,536	19,103	2,673
Long-term investments, net	80,454	78,489	10,981
Amounts due from related parties	4,297	4,180	585
Deferred tax assets, net	2,324	1,793	251
Operating lease right-of-use assets	—	7,161	1,002
Other assets, non-current	9,777	9,351	1,308

Total non-current assets	142,472	148,048	20,713

Total assets	297,566	302,859	42,372

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	3,046	3,510	491
Accounts payable and accrued liabilities	35,381	35,094	4,910
Customer deposits and deferred revenue	9,221	10,899	1,525
Deferred income	523	505	71
Long-term loans, current portion	84	363	51
Notes payable, current portion	6,871	5,356	749
Amounts due to related parties	1,727	1,804	252
Operating lease liabilities	—	2,224	311

Total current liabilities	56,853	59,755	8,360

Non-current liabilities:
Deferred income	54	38	5
Deferred revenue	1,309	994	139
Amounts due to related parties	4,360	4,466	625
Long-term loans	7,456	7,774	1,088
Notes payable	42,735	39,096	5,470
Convertible senior notes	4,712	12,518	1,751
Deferred tax liabilities	4,099	4,242	593
Operating lease liabilities	—	4,379	613
Other non-current liabilities	236	298	42

Total non-current liabilities	64,961	73,805	10,326

Total liabilities	121,814	133,560	18,686

Redeemable noncontrolling interests	716	978	137

Equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,733,692 shares and 27,448,619 shares issued and outstanding as at December 31, 2018 and September 30, 2019	—	—	—
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,201,254 shares and 7,201,254 shares issued and outstanding as at December 31, 2018 and September 30, 2019	—	—	—
Additional paid-in capital	33,441	37,262	5,213
Retained earnings	129,246	121,001	16,929
Accumulated other comprehensive income	210	(164)	(23)

Total Baidu shareholders’ equity	162,897	158,099	22,119

Noncontrolling interests	12,139	10,222	1,430

Total equity	175,036	168,321	23,549

Total liabilities, redeemable noncontrolling interests, and equity	297,566	302,859	42,372

Baidu, Inc.

Selected Information

(In millions except for per ADS information, unaudited)

	Three months ended September 30, 2018 (RMB)					Three months ended June 30, 2019 (RMB)					Three months ended September 30, 2019 (RMB)					Three months ended September 30, 2019 (USD)
	Baidu Core	iQIYI	Elim & adj(3)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(3)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(3)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(3)		Baidu, Inc.
Total revenues	21,606	6,914	(317)		28,203	19,540	7,110	(324)		26,326	21,010	7,397	(327)		28,080	2,939	1,035	(45)		3,929
YOY											(3%)	7%			(0%)
YOY excluding revenue from divested businesses(1)											2%				3%
QOQ											8%	4%			7%

Operating costs and expenses:
Cost of revenues (2)	6,804	7,655	(241)		14,218	9,453	6,981	(318)		16,116	8,502	8,176	(300)		16,378	1,190	1,144	(42)		2,292
Selling, general and administrative (2)	4,428	1,292	(79)		5,641	3,898	1,346	(1)		5,243	3,320	1,350	(13)		4,657	464	189	(1)		652
Research and development (2)	3,359	558	(1)		3,916	4,080	655	(1)		4,734	3,997	703	(10)		4,690	559	98	(1)		656

Total operating costs and expenses	14,591	9,505	(321)		23,775	17,431	8,982	(320)		26,093	15,819	10,229	(323)		25,725	2,213	1,431	(44)		3,600

YOY											8%	8%			8%
Cost of revenues											25%	7%			15%
Selling, general and administrative											(25%)	4%			(17%)
Research and development											19%	26%			20%

Operating income (loss)	7,015	(2,591)	4		4,428	2,109	(1,872)	(4)		233	5,191	(2,832)	(4)		2,355	726	(396)	(1)		329
YOY											(26%)	9%			(47%)
QOQ											146%	51%			911%
Operating margin	32%	(37%)			16%	11%	(26%)			1%	25%	(38%)			8%

Add: total other income (loss),net	9,687	(539)	(127)		9,021	1,664	(426)	—		1,238	(8,657)	(827)			(9,484)	(1,211)	(116)	—		(1,327)
Less: income tax expense (benefit)	2,059	(6)	—		2,053	410	6	—		416	918	16			934	129	2	—		131
Less: net income (loss) attributable to NCI	334	16	(1,350	) (4)	(1,000)	(368)	23	(1,012	) (4)	(1,357)	(97)	13	(1,606	) (4)	(1,690)	(14)	2	(225	) (4)	(237)

Net income(loss) attributable to Baidu	14,309	(3,140)	1,227		12,396	3,731	(2,327)	1,008		2,412	(4,287)	(3,688)	1,602		(6,373)	(600)	(516)	224		(892)

YOY											—	17%			—
QOQ											—	58%			—
Net margin	66%	(45%)			44%	19%	(33%)			9%	(20%)	(50%)			(23%)

Other Key Metrics:
Non-GAAP operating income (loss)	8,078	(2,338)			5,744	3,485	(1,526)			1,955	6,224	(2,529)			3,691	871	(354)			516
YOY											(23%)	8%			(36%)
QOQ											79%	66%			89%
Non-GAAP operating margin	37%	(34%)			20%	18%	(21%)			7%	30%	(34%)			13%

Non-GAAP net income (loss) attributable to Baidu	8,400	(2,899)			6,751	4,740	(1,962)			3,635	6,310	(3,394)			4,387	883	(475)			614
YOY											(25%)	17%			(35%)
QOQ											33%	73%			21%
Non-GAAP net margin	39%	(42%)			24%	24%	(28%)			14%	30%	(46%)			16%

Adjusted EBITDA	8,963	(2,257)			6,710	4,766	(1,407)			3,355	7,525	(2,405)			5,116	1,053	(336)			716
Adjusted EBITDA margin	41%	(33%)			24%	24%	(20%)			13%	36%	(33%)			18%

(1) Excluding revenue from divested businesses, which was approximately RMB1.0 billion for the three months ended September 30, 2018.
(2) Includes share-based compensation as follows:
Cost of revenues	32	26			58	58	41			99	25	45			70	4	6			10
Selling, general and administrative	399	146			545	327	176			503	207	129			336	29	18			47
Research and development	604	32			636	959	63			1,022	749	61			810	105	9			114

Total share-based compensation	1,035	204			1,239	1,344	280			1,624	981	235			1,216	138	33			171

(3)     Relates to intersegment eliminations and adjustments

(4)     Relates to the net loss attributable to iQIYI noncontrolling interests

Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(In millions except for ADS and per ADS information, unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	September 30, 2018 (RMB)			June 30, 2019 (RMB)			September 30, 2019 (RMB)			September 30, 2019 (USD)
	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.
Operating income (loss)	7,015	(2,591)	4,428	2,109	(1,872)	233	5,191	(2,832)	2,355	726	(396)	329
Add: Share-based compensation expenses	1,035	204	1,239	1,344	280	1,624	981	235	1,216	138	33	171
Add: Amortization of intangible assets(1)	28	49	77	32	66	98	52	68	120	7	9	16

Non-GAAP operating income (loss)	8,078	(2,338)	5,744	3,485	(1,526)	1,955	6,224	(2,529)	3,691	871	(354)	516
Add: Depreciation of fixed assets	885	81	966	1,281	119	1,400	1,301	124	1,425	182	18	200

Adjusted EBITDA	8,963	(2,257)	6,710	4,766	(1,407)	3,355	7,525	(2,405)	5,116	1,053	(336)	716

Net income (loss) attributable to Baidu	14,309	(3,140)	12,396	3,731	(2,327)	2,412	(4,287)	(3,688)	(6,373)	(600)	(516)	(892)
Add: Share-based compensation expenses	1,035	204	1,151	1,337	280	1,495	974	235	1,106	136	33	155
Add: Amortization of intangible assets(1), net of tax	18	40	41	8	52	37	21	50	47	3	7	7
Add: Disposal gain, net of tax	(6,697)	—	(6,569)	(181)	—	(181)	—	—	—	—	—	—
Add: Impairment of long-term investments, net of tax	298	—	298	162	23	185	8,023	—	8,023	1,123	—	1,123
Add: Fair value change of long-term investments, net of tax	(449)	(3)	(452)	(285)	(1)	(286)	745	1	745	104	—	104
Add: Reconciling items on equity method investments, net of tax(2)	(114)	—	(114)	(32)	11	(27)	834	8	839	117	1	117

Non-GAAP net income (loss) attributable to Baidu	8,400	(2,899)	6,751	4,740	(1,962)	3,635	6,310	(3,394)	4,387	883	(475)	614

Diluted earnings (loss) per ADS			35.26			6.57			(18.37)			(2.57)
Add: Accretion of the redeemable noncontrolling interests			—			0.05			0.06			0.01
Add: Non-GAAP adjustments to earnings per ADS			(16.06)			3.49			30.92			4.32

Non-GAAP diluted earnings per ADS			19.20			10.11			12.61			1.76

Net cash provided by operating activities	10,361	994	11,355	6,074	891	6,965	8,508	293	8,801	1,190	41	1,231
Less: Capital expenditures	(2,026)	(193)	(2,219)	(1,204)	(155)	(1,359)	(1,031)	(181)	(1,212)	(145)	(25)	(170)

Free cash flow	8,335	801	9,136	4,870	736	5,606	7,477	112	7,589	1,045	16	1,061

(1) This represents amortization of intangible assets resulting from business combinations.

(2)   This represents Baidu’s share of equity method investments for other non-GAAP reconciling items, amortization of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares, adjusted for related income tax effects.

(3)   Non-GAAP measures are adjusted retroactively to exclude: 1) amortization of intangible assets resulting from business combinations ; and 2) share-based compensation and amortization of intangible assets not on their books, resulting from equity method pick-up; and 3) fair value change of the investees’ long-term investments, net of tax, as follows:

Non-GAAP operating income, previously reported	8,050	(2,387)	5,667	3,453	(1,592)	1,857	6,172	(2,597)	3,571	864	(363)	500
Add: Amortization of intangible assets(1)	28	49	77	32	66	98	52	68	120	7	9	16

Non-GAAP operating income, revised	8,078	(2,338)	5,744	3,485	(1,526)	1,955	6,224	(2,529)	3,691	871	(354)	516

Non-GAAP net income attributable to Baidu, previously reported	8,357	(2,939)	6,685	4,418	(2,025)	3,279	6,052	(3,452)	4,098	847	(483)	573
Add: Adjustments relating to equity-method investments, net of tax	25	—	25	314	11	319	237	8	242	33	1	34
Add: Amortization of intangible assets(1), net of tax	18	40	41	8	52	37	21	50	47	3	7	7

Non-GAAP net income attributable to Baidu, revised	8,400	(2,899)	6,751	4,740	(1,962)	3,635	6,310	(3,394)	4,387	883	(475)	614

Adjusted EBITDA, previously reported	8,982	(2,150)	6,789	4,780	(1,348)	3,388	7,542	(2,345)	5,153	1,055	(328)	721
Less: Adjustments to amortization of intangible assets	(19)	(107)	(79)	(14)	(59)	(33)	(17)	(60)	(37)	(2)	(8)	(5)

Adjusted EBITDA, revised	8,963	(2,257)	6,710	4,766	(1,407)	3,355	7,525	(2,405)	5,116	1,053	(336)	716